Empiric Advisors, Inc.
6300 Bridgepoint Parkway
Building 2, Suite 105
Austin, TX  78730

Letter Agreement

October 25, 2012

To:          Board of Directors
Empiric Funds, Inc.

Dear Sirs and Madam:

You have engaged us to act as the sole investment advisor to the Core Equity Fund (the “Fund”), a series of Empiric Funds, Inc., a Maryland corporation, pursuant to a Management Agreement approved by the Board of Directors.

Effective February 1, 2013, we hereby agree to waive our management fees and/or reimburse expenses so that the Fund’s total annual operating expenses, excluding brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short and liquidity program fees), taxes, 12b-1 fees, any indirect expenses such as acquired fund fees and expenses, and extraordinary litigation expenses, do not exceed 1.73% of the average daily net assets of Class A or Class C Shares of the Fund through February 1, 2014.  This Agreement shall continue in place until the earlier to occur of February 1, 2014, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Corporation’s Articles of Incorporation or Bylaws.  We understand that we may not terminate this Agreement prior to such date, and that only the Board of Directors has authority to terminate or revise this Agreement prior to such date.

        Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.73% limitation.

Very truly yours,

Empiric Advisors, Inc.

By:  /s/ Mark A. Coffelt_____________
Name: Mark A. Coffelt
Title: President

Acceptance
The foregoing Agreement is hereby accepted.

Empiric Funds, Inc.,

By:  /s/ Mark A. Coffelt_____________
   Name: Mark A. Coffelt
   Title: President, Treasurer,
           Chief Executive Officer, and Chief Financial Officer